UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Roth CH Acquisition V Co.

(Name of Issuer)
Common stock, par value $0.0001 per share

(Title of Class of Securities)
77867R100

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77867R100	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 150,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 150,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 77867R100	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Roth CH Acquisition V Co.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Fir Tree Capital Management LP a Delaware limited partnership, located at 500 5th Avenue, 9th Floor, New York, New York 10110

Item 2.	(d) Title of Class of Securities

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

77867R100

CUSIP No. 77867R100	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 77867R100	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of December 31, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The amount beneficially owned by the Reporting Person is determined based on 5,847,012 shares of Common Stock outstanding as of November 20, 2023, as the Issuer reported in its Form 10-Q filed with the SEC on November 20, 2023.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 77867R100	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Fir Tree Capital Management LP

By:	/s/ Brian Meyer
Brian Meyer, General Counsel